SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2022

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file
annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the
information contained in this Form is also thereby furnishing the
information to the Commission pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934.

Yes ______ No ___X___

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 14, 2022

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Investor Relations Officer

GOL Smiles

4Q21 Results


PR-XMG

Disclaimer

This presentation contains forward looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to GOL's growth prospects. These are merely estimates and projections and, as such, are based exclusively on management's expectations for GOL. Such forward-looking statements depend, substantially, on external factors, in addition to the risks disclosed in GOL's filed disclosure documents and are, therefore, subject to change without prior notice.

The verbs "anticipate", "believe", "estimate", "expect", "forecast", " plan", "predict", "project", and other similar verbs are intended to identify these forward-looking statements, involving risks and uncertainties that may lead actual results to differ materially from those projected in this presentation and do not guarantee any future GOL performance. Factors that can affect performance include, but are not limited to: (i) macroeconomic developments in Brazil and volatility in exchange rates, interest rates and other economic indicators; (ii) developments related to COVID-19, such as quarantine's length and extent, travel restrictions, and the overall impact on demand for air travel; (iii) competitive environment in the Brazilian air market and government measures that may affect it; (iv) volatility in fuel prices; and (v) risks disclosed in GOL's filings with the US Securities and Exchange Commission and CVM – Brazilian Securities and Exchange Commission.

All forward looking statements in this presentation are based on information and data available as of the date they were made, and GOL undertakes no obligation to update them in light of new information or future development.

Non-GAAP Measures

Meeting industry practices, GOL discloses so-called non-GAAP financial measures not recognized under IFRS or US GAAP, including "net debt", "total liquidity" and "EBITDA". GOL's Management believes that disclosing non-GAAP measures provides useful information to investors, financial analysts and the public when assessing the operating performance and comparing with the operating performance of other companies in the same industry and others. However, these non-GAAP measures do not have standardized meanings and may not be directly comparable to similarly named measures taken by other companies. Potential investors should not rely on information not recognized in IFRS to replace IFRS measures regarding profit or cash flow when deciding on investments.

GOL: 4Q21 Highlights

Indicators	4Q21	Var. x 4Q20
Gross Sales (R$ MM)	4,032	+63.3%
ASK (BN)	8.8	+14.5%
RPK (BN)	7.3	+16.6%
Load Factor	82.6%	+1.5 p.p.
On-time Departures	86.5%	-6.0 p.p.
Yield (R$ cents)	38.58	+40.0%
Pax Revenue (R$ MM)	2,809	+63.3%
RASK (R$ cents)	33.15	+34.9%
CASK[2] (R$ cents)	23.43	+16.8%
EBITDA[2]	1,052.1	+88.4%
EBITDA Margin[2]	*36.0%*	*+6.5 p.p.*
EBIT[2]	856.6	146.9%
EBIT Margin[2]	*29.3%*	*+11.0 p.p.*

- Total liquidity was R$3.7 billion
- Net operating cash flow[3]: R$6.3 million/day
- Net Debt[1]/EBITDA LTM[2]: 9,7x
- PRASK of R$31.86 cents *(+42.6% vs. 4Q20)*

1. Excluding perpetual notes and includes 7x annual aircraft leases.
2. Includes direct costs and excludes non-recurring expenses and idleness costs.
3. Operating inflows minus outflows, including lease payments

Continuous Return of Demand


Supply vs. Demand Evolution
ASK reaches 66.5% of 4Q19
ASK vs 4Q20 +14.5%
13.257
10.807
81.5%
7.698
6.242
81.1%
7.001
5.592
79,9%
Load Factor
85,1%
4.033
3.432
7.280
5.932
81,5%
8.817
7.281
82.6%
4Q19
4Q20
1Q21
2Q21
3Q21
4Q21
ASK
RPK

- Continuous resumption of capacity over last three quarters;
- 4Q21 RPK reached 66.5% of 4Q19 RPK;
- Highest level of capacity since the beginning of the pandemic.

Recovery and Network Expansion

Markets: 179

Transported over 6.5 million customers.

- Reopened international destinations by resuming operations in **Montevideo**, **Punta Cana**, **Cancún**, **Buenos Aires** and **Paramaribo**.
- Opened new bases in **Bonito (BYO)** and **Pelotas (PET)**.
- Averaged **+600** daily flights in December and January.



Expanding capillarity in **Northeast** through VOEPASS partnership.

São Paulo (GRU+CGH): New Destination Juiz de Fora (IZA) + adding 20 daily take-offs

Rio de Janeiro (GIG+SDU): +15% in take-offs

Salvador (SSA): +20% in seats available

Fortaleza (FOR): +14% in takeoffs.

Acceleration of Fleet Renewal

	Configurations	2021	2022	2023	2024	2025
737-700	Capacity: 138 pax Scope: 5,570 km Model: 737-700	23	18	16	14	12
737-800	Capacity: 177/186pax Scope: 5,440 km Model: 737-800	89	74	67	68	63
737 MAX	Capacity: 186 pax Scope: 6,510 km Model: 737-MAX	23	44	56	65	75
	TOTAL	135	136	139	147	150

Operating Fleet Evolution


71.1% of 4Q19
+9.1% vs. 1Q21
118
91
77
53
76
84
4Q19
4Q20
1Q21
2Q21
3Q21
4Q21

CASK Reduction

(US$ cents)


5.8
5.2
3.6
3.3
2.2
1.9
2019
2022E
Fixed
Variable

GOL's 737 MAX



GOL completed over 16,000 flights with the MAX over the last year

GOL reduced more than 40,000 tons of CO_2 emissions

The MAX reduces fuel consumption by 15%

GOL closed 2021 with 23 MAX aircraft in its fleet

Revenue Management Improvements

Average Fare – Smiles Redemptions (Domestic)


600
550
500
450
400
350
300
250
200
1 3 5 7 9 11 13 15 17 19 21 23 25 27 29 31 33 35 37 39 41 43 45 47 49 51 53
2021
2020
Inventory adjustments
1st phase of adjustments
2nd phase of inventory adjustments

Performance and Synergies

Number of Customers
(thousand)



4Q20 vs. 4Q21
+6.1%
17.657
17.935
18.220
18.526
18.729
18.989
19.340
2Q20
3Q20
4Q20
1Q21
2Q21
3Q21
4Q21

Sales
(R$ MM)



662
623
317
443
554
442
486
624
843
4Q19
1Q20
2Q20
3Q20
4Q20
1Q21
2Q21
3Q21
4Q21

Miles Redeemed
(million)



4Q20 vs 4Q21
+80,1%
3.049
16.703
19.952
13.976
19.510
29.001
35.935
2Q20
3Q20
4Q20
1Q21
2Q21
3Q21
4Q21

Significant additional collateral, further increasing GOL's financial flexibility

Tax synergies in **4Q21** from Smiles' re-incorporation were **R$241 MM**

+R$5 billion of potential tax synergies

GOL Smiles

2022 Outlook

Financial Outlook	2022E Previous	2022E Updated
Total fleet (average)	135 - 140	130 - 140
Total operational fleet (average)	105 - 110	100 – 105
ASKs, System (% change yoy)	70 - 80%	65 - 75%
Seats, System (% change)	80 - 90%	65 - 75%
Departures, System (% change)	80 - 90%	65 - 75%
Average load factor (%)	~82%	~82%
Ancillary revenues. net[1] (R$bn)	~0.8	~0,8
Total net revenues (R$ billion)	~14.0	~13.7
Non-fuel CASK[2] (US$ cents)	~3.3	~3.3
Fuel liters consumed (mm)	~1,295	~1.200
Gross Global Scope 1 emissions (000 m t CO_2)	~3,289	~3.060
Total Fuel Consumed (1.000 liters per RPK)	~34.6	~34.6
GHG Emissions/Flight Hour (t CO_2)	~8.4	~8.4
Fuel price (R$/liter)	~3.8	~4.3
EBITDA margin[2] (%)	~25%	~24%
EBIT margin[2] (%)	~11%	~10%
Net financial expense[3] (R$bn)	~1.8	~1.8
Pre-tax margin[3] (%)	~1%	~0%
Effective income tax rate (%)	~11%	~0%
Capex, net[4] (R$ mm)	~700	~700
MAX Aircraft Acquisitions (R$mm)	~1,100	~1.100
Aircraft Debt (7x Annual Acft Lease Payments) (US$bn)	~3.3	~3.3
Financial Debt (US$bn)	~2.1	~2.1
Net Debt[5] / EBITDA[2] (x)	~7x	~8x
Fully-diluted shares out[6] (mm)	~435	~435
EPS, fully diluted (R$)	~0.26	~0
Fully-diluted ADS out[6] (mm)	~217.5	~217.5
EPADS, fully diluted (US$)	~0.10	~0

(1) Cargo. loyalty. buy-on-board and other ancillary revenues;

(2) Recurring operating results, does not include non-recurring maintenance costs related to fleet transformation;

(3) Excluding currency gains and losses and Unrealized losses on Exchangeable Senior Notes;

(4) Capex, net is calculated as capitalized maintenance less financings of capitalized maintenance and costs

(5) Including 7x annual aircraft lease payments and excluding perpetual bonds;

(6) Includes stock option exercises that may be issued from the stock option program and related to Exchangeable Senior Notes.

GOL Smiles

4Q21 Financial Highlights


GOL
XMG
PR-XMG

Capacity Growth with Increased Yield


PRASK, RASK and Yield
(in R$ cents)
33,17
25,32
25,87
29,80
38,58
28,69
22,39
25,50
26,30
33,15
27,04
20,23
22,01
24,28
31,86
4Q19
1Q21
2Q21
3Q21
4Q21
PRASK
RASK
Yield


Net Operating Revenue (in R$ million)
218
3.585
3.803
148
1.767
1.915
113
2.809
2.922
4Q19
3Q21
4Q21
Net Auxiliary Revenue
Net Revenue PAX
Net Revenue


Average Fare
(in R$)
363,31
307,76
295,12
342,70
378,37
415,08
480,85
4Q19
1Q21
2Q21
3Q21
October
November
December

4Q21Net Operating Revenue: R$ 2.9 billion, (+52.6% higher than 3Q21; 76.8% of 4Q19)

4Q21 RASK: R$33.15, (+26.0% higher than 3Q21; 15.5% of 4Q19)

4Q21 Yield: R$38.58, (+29.5% higher than 3Q21; 16.3% of 4Q19)

Yield increase contribution from Smiles: 16%

Sales Growth


Sales Evolution
(in R$ million)
776
3.213
516
1.196
654
1.815
529
1.062
568
1.133
716
1.811
947
3.085
4Q19
3Q20
4Q20
1Q21
2Q21
3Q21
4Q21
Ticket Sales
Ancillary Sales

4Q21 ticket sales totaled R$3.0 billion; up by 70% over 3Q21

Black Friday: 467 million tickets sold, with an average ticket reaching R$430, totaling more than R$180.2 million

Tickets sold in 53 countries

Cost Efficiency


CASK¹
(In R$ cents)
+8.2%
23.43
21.66
19.08
+22.8%
4Q19
3Q21
4Q21
CASK Fuel
+ 23.5%
11.51
9.32
3Q21
4Q21
+13.5%
11.00
12.49
FY19
FY21
- 3.4%
12.34
11.92
CASK Ex-Fuel¹
3Q21
4Q21
Fuel Consumption
(in million)
382.364
198.812
248.577
56,96
70,56
77,19
4Q19
3Q21
4Q21
Average Price WTI (R$)

1. *Considers direct costs and excludes impacts of idleness.*

Net Income Breakdown


(R$ million)
17
Net Result 4Q20
Net Revenue
1,031
(445)
Fuel
Depreciation & Amortization
(92)
(105)
Payroll
Maintenance Materials & Repairs
(1,658)
(72)
Sales & Marketing
Services Provided
(134)
(32)
Landing Fees
Passenger Costs
(54)
(148)
Net Financial Results
Others
18
111
Idleness Expenses
Exchange Rate and monetary variations (net)
(1,331)
(14)
Unrealized Income (Expenses) ESN
Income Tax
55
43
Minority Interest
Net Result 4Q21
(2,809)
1,656
Non-recurring Expenses
Result Recurring Net 4Q21
(1,154)

Cash Flow Breakdown



(R$ billion)
Operational
+1.1
Capex
(0.3)
Financial
(1.1)
3,98
3,78
(2,92)
0.26
(0.34)
(0.23)
(0.53)
(0.34)
3,66
Liquidity (initial)
Operating Inflows
Operating Outflows
Receivables & Deposits Variation
CAPEX
Net Amortizations
Aircraft Leasing
Other Financial Expenses
Liquidity 4Q21

- GOL is one of the most resilient airlines in the region, with solid cash preservation
- Liability management, capacity discipline and proprietary network to support cash generation through the remainder of demand recovery

Liquidity Management

As of December 31, 2021

Debt Amortization Schedule, excluding refinancings

(R$ billion)[1]



3.66
0.02
0.04
0.02
0.10
0.01
0.59
0.01
0.49
0.43
0.02
1.33
Liquidity
1Q22
2Q22
2H22
2023
2024
2025+
Debt in USD²
Exchangeable Senior Notes USD
Debt in BRL

1- In the issuance/contracting currency.
2- Excluding perpetual notes

Balance Sheet Improvements

Short-Term Indebtedness (R$ bn)


-83,5%
3,9
3,1
2,4
2,3
1,8
0,5
0,6
2Q20
3Q20
4Q20
1Q21
2Q21
3Q21
4Q21

Accounts Receivable (R$ bn)


+58,7%
536
652
874
543
717
639
851
2Q20
3Q20
4Q20
1Q21
2Q21
3Q21
4Q21

The GOL Balance Sheet


Liquidity¹ (R$ Bn)
Liquidity
Liquidity/Net Revenue LTM
5,9
6,2
4,5
4,6
4,1
3,7
3,8
3,7
39%
39%
55%
73%
85%
67%
80%
55%
3Q19
4Q19
3Q20
4Q20
1Q21
2Q21
3Q21
4Q21


EBITDA LTM (R$ MM) & EBITDA Margin³
3.559
4.373
3.508
2.469
1.296
1.419
1.599
2.093
CQGR2021
+17,3%
29%
32%
42%
39%
27%
22%
23%
36%
3Q19
4Q19
3Q20
4Q20
1Q21
2Q21
3Q21
4Q21


Net Debt² / EBITDA³ LTM
3,9x
4,1x
4,7x
6.2x
10,5x
11,1x
11,2x
9.7x
1Q20
2Q20
3Q20
4Q20
1Q21
2Q21
3Q21
4Q21

1. Cash, cash equivalents, short-term investments, restricted cash and receivables; 2. Excluding perpetual notes and includes aircraft leasing x 7
3. Considers direct costs and excludes impacts from idleness

4Q21 Q&A


GOL
PR-XMG

GOL's Leadership in ESG Initiatives

Environment	2021	2020	2019	2018
Fuel				
Total Fuel Consumed (GJ X 1,000)	26,188	25,232	51,492	48,935
% Renewable Fuel	0	0	0	0
Total Fuel Consumed (Liters X 1,000 / ASK)	27.7	28.8	28.9	29.2
Scope 1 Gross Global Emissions				
Greenhouse Gas (GHG) Emissions (tons CO_2)	1,905,556	1,774,332	3,524,184	3,394,307
Greenhouse Gas (GHG) Emissions/Flight-Hour (tons CO_2)	8.5	9.2	8.7	8.3
Greenhouse Gas (GHG) Emissions Eliminated (tons CO_2)	34,856	45,373	92,221	70,606
Greenhouse Gas (GHG) Emissions Offset (tons CO_2)	71	0	0	0
Fleet				
Fleet - Average Age	10.7	11.0	9.9	9.5
Social	**2021**	**2020**	**2019**	**2018**
Labor Relationships				
Gender Employees (% Male/Female)	56/44	56/44	55/45	55/45
Age: Under 30 years old (%)	24	26	26	29
Between 30 and 50 years (%)	65	63	62	60
Over 50 years (%)	11	11	12	11
Active Workforce Covered by Collective Bargaining Agreements (%)	100	100	100	100
Number and Length of Strikes and Blocks (# Days)	0	0	0	0
Customer's and Company's Behavior				
On-Time Departures (%)	92.8	93.2	89.0	91.8
Flight Completion (%)	99.0	97.9	98.1	98.5
Lost Baggage (per 1,000 pax)	2.1	2.1	2.1	2.0
Security				
# Casualties	-	-	-	-
# Government Actions for Security and Inspection	-	-	-	-
Governance	**2021**	**2020**	**2019**	**2018**
Management				
Independent Board Members (%)	55	55	50	44
Women in Leadership Positions (%)	35	35	33	38
Committees and Policies				
# Committees: All with Independent Members	5	5	5	5
Compliance Policy (Available on the Company's IR Website)	✓	✓	✓	✓
Information Disclosure and Securities Trading Policy (Available on the Company's IR Website)	✓	✓	✓	✓
Shareholders' Meetings				
Voting Capital in Shareholders' Meetings (%)	100	100	100	100

- Integrated into the **B3** and **S&P ESG index**
- **MSCI ESG Rating Scorecard** (Lowest Carbon Emissions)
- **IEnvA (IATA) Certification** - Stage 1 (Stage 2 until the end of 2021)
- **Environmental management system**
- **FAA 145 Repair Station Certification**
- Wastewater generated is treated
- **Commitment** to **water reuse**
- Pioneer in **biofuel technology**
- **Greenhouse Gas** Inventory (10 years of Gold Standard in the GHG Protocol program)
- Governance: in addition to ADR III and level 2 (B3)
- **Carbon offset** program in partnership with Moss

Current ESG Projects

#1 Airline in Brazil | IEnvA Stage 1

Monitoring **CORSIA** (review in 2022)

Recycling expanding, reducing waste to landfills

SAF MoUs for future purchase

IWT Zero tolerance implemented

Reforestation & AFS Production Biokerosene Zona da Mata

CO_2 emissions fell by 15% (vs. annual fleet)

Fleet Update Boeing 737 MAX

Voluntary Carbon Neutralization Program for Customers with MOSS – 1st flight in Brazil with zero carbon emissions

2025 — Using **1% of SAF** in our total consumption

2050 — Net Emissions **zero carbon**

Our Ratings

- **GHG Protocol** Gold Standard (Maximum Grade)
- BBB — **MCSI Report** Rated BBB; Carbon Emissions Score 8.0; Industry Average 4.1
- C — **CDP Report** Score C; Industry Average B-

Our Affiliations

- RSB
- Ubrabio
- Science Based Targets
- Carbon Pricing Leadership Coalition

The GOL Operating Model


+509
+3,623
3,624
510
1
GOL
Player 1*
Player 2

 # Cancellations during the period of Covid-19 Omicron cases, impacting airlines crew teams

1. *Source: DIIO x Planned network (SEM1/DEC)*
2. *Fonte: Competitors public data available in IR website*
3. *Player 1* continues to announce cancellations in March*

GOL: Strong Foundation

Goals	Actions
1. Increase cash generation	Focused on Customers and Employees
2. Build margins	Secured liquidity position
3. Maintain balance sheet	Matched capacity to demand
	Strengthened network and the lowest unit cost structure
	Deployed revenue initiatives

Results



Total Liquidity + Deposits
4,5
4,7
5,9
6,2
6,0
4,9
4,5
4,6
4,1
3,7
3,8
3,7
1Q19
2Q19
3Q19
4Q19
1Q20
2Q20
3Q20
4Q20
1Q21
2Q21
3Q21
4Q21

Net operating cash flow (R$ MM/day)



6,3
-3,0
4,6
2,0
-0,6
-2,0
0,3
3,7
-0,6
1,1
4,1
6,3
1Q19
2Q19
3Q19
4Q19
1Q20
2Q20
3Q20
4Q20
1Q21
2Q21
3Q21
4Q21

(1) Cash and cash equivalents, restricted cash, accounts receivables and deposits.
(2) Operating inflows minus outflows, including lease payments

GOL's strong liquidity response to the pandemic was made possible by extensive preparations done on the balance sheet over past last five years

Cost and Efficiency

Global Benchmarking (4Q21)



CASM Adjusted by the Average Stage Length
(US$ cents)
CASM Ex-Fuel
CASM Fuel
3,91
3,30
4,11
3,71
5,30
3,44
6,20
3,40
6,50
4,05
6,55
4,66
7,52
4,17
9,80
3,86
10,38
3,72
8,45
5,80
10,09
8,27
GOL
volaris
Copa Airlines
Azul
FRONTIER
spirit
allegiant
jetBlue
Southwest
sun country airlines
Alaska AIRLINES

Source: Companies' filings. COL's CASM also adjusted to exclude expenses related to the portion of the non-operating fleet that GOL grounded.
Note: Average exchange rates of each period.

Cost and Efficiency

Global Benchmarking (4Q21)



Operating Costs / Net Revenue
(total, %)
73%
76%
78%
86%
93%
94%
96%
98%
106%
106%
114%
Copa Airlines
GOL
volaris
Azul
allegiant
sun country airlines
Southwest
Alaska AIRLINES
spirit
jetBlue
FRONTIER

Source: Companies' filings. GOL's operating cost adjusted to exclude expenses related to the portion of the non-operating fleet that GOL grounded.
Note: Average exchange rates of each period.

Productivity and Profitability

Latin America Benchmarking (4Q21)


Operating Revenue/Aircraft
(US$ MM)
6,7
6,5
6,0
4,1
volaris
Copa Airlines
GOL
Azul
RASM – CASM
(US$ cents)
3,0
2,3
1,8
1,6
Copa Airlines
GOL
volaris
Azul
EBITDA Margin
(%)
37%
36%
35%
28%
Copa Airlines
GOL
volaris
Azul

Source: Companies' filings. GOL's metrics adjusted to exclude expenses related to the portion of the non-operating fleet that GOL grounded.
Note: Average exchange rates of each period.

M&A

Codeshare Partners and Interline Agreements have been the traditional backbone of GOL's partnerships...



AIR CANADA
American Airlines
AEROMEXICO
CopaAirlines
Avianca
VOEPASS
Aerolíneas Argentinas
KLM
AIRFRANCE
TAP
AirEuropa
Emirates
Ethiopian

14 Codeshare Partners
38 Interline Agreements

... Post-COVID Airlines will need to think more broadly as economic interconnectivity accelerates in the region

Key U.S. Airline Relationships:
- American - GOL
- Delta - LATAM
- United - Avianca
- United - Azul
- United - Copa



AEROMEXICO
volaris
viva
Avianca
volaris
CopaAirlines
Avianca
LATAM
viva
Avianca
LATAM
GOL
LATAM
SKY
viva
JetSMART
BoA
LATAM
Azul
LATAM
SKY
JetSMART
Aerolíneas Argentinas
JetSMART

Source: Company filings
1. Avianca operates out of Costa Rica, El Salvador, Guatemala and Honduras in addition to Colombia and Ecuador

GOL Smiles

M&A

August/21: GOL agrees to acquire Brazilian airline MAP


SJL
TMT
MAO
PIN
TFF
CIZ
CAF
SBUY
ITB
ERN
LBR

MAP LINHAS AÉREAS

- Founded in 2011, Brazil's fifth-largest domestic airline
- MAP holds 26 slots (13 originally from VoePass) in CGH airport. Gol will operate new destination and routes with higher seat density and efficient aircrafts
- GOL will not operate any of MAP's aircraft

On 12/30/2021 the Brazilian General Superintendency of the Administrative Council for Economic Defense ("CADE") approved the acquisition without restrictions

Acquisition process in final evaluation phase by ANAC

GOL Smiles

Lease Breakdown and Evolution



Leases: Operating and Finance
5
12
18
24
130
131
127
129
126
2021
2022
2023
2024
2025
Finance
Operating


GOL
PR-GUO
GOL Smiles
Investor Relations
ri@voegol.com.br
+55 11 2128 4700
www.voegol.com.br/ri